Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-227250 on Form S-3 and Registration Statement No. 333-228663 on Form S-8 of our report dated March 14, 2019, relating to the consolidated financial statements of Falcon Minerals Corporation and subsidiaries (which report expresses an unmodified opinion and includes an emphasis of matter paragraph relating to the completion of the Transactions on August 23, 2018, which has been accounted for as a reverse recapitalization, and  concurrent with the close of the Transactions, the Company's capital structure was adjusted and is now a corporation subject to U.S. federal income taxes) appearing in this Annual Report on Form 10-K of Falcon Minerals Corporation for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March 14, 2019